UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended June 30, 2005

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

800 Cabin Hill Drive, Greensburg, PA 15601

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas R. Gardner Allegheny Energy, Inc. 800 Cabin Hill Drive Greensburg PA 15601

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held
Allegheny Energy, Inc.	(1)

Allegheny Ventures, Inc.	(2)

Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy Supply Company, LLC	(4)

Buchanan Energy Company of Virginia, LLC	(5)	Energy	March 14, 2002	Virginia	100%

Allegheny Energy Supply Development Services, LLC	(6)	Energy	October 11, 2001	Delaware	100%

Nature of Business:

(1)   Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc. and holds directly approximately 98.60% of the outstanding voting securities in Allegheny Energy Supply Company, LLC.

(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3)   Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines and solar cells.

(4) Allegheny Energy Supply Company, LLC holds 100% ownership in Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC.

(5)   Buchanan Energy Company of Virginia, LLC is a 50% owner of Buchanan Generation, LLC. The generating facility is a merchant power plant from which the capacity, energy and ancillary services are sold to wholesale markets.

(6) Allegheny Energy Supply Development Services, LLC was formed to develop electric generation facilities. No facilities are currently in development.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

No services have been provided by the reporting companies to an associate company to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
(In thousands)
Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$83	$202	$--	$285
Allegheny Energy Service Corporation	Allegheny Ventures, Inc.	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$941	$697	$--	$1,638

Allegheny Energy Service Corporation	Allegheny Energy Supply Company, LLC	Technical support; planning and implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$18,541	$47,068	$--	$65,609

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

(In thousands)

Investments in energy-related companies:

Total consolidated capitalization as of June 30, 2005	$6,187,020		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$928,053		line 2

Greater of $50.0 million or line 2		$928,053	line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Allegheny Ventures, Inc.: (including Allegheny Energy Solutions, Inc.)	$12,378
Allegheny Energy Supply Company, LLC: (including, Buchanan Energy Company of Virginia, LLC and Allegheny Energy Supply Development Services, LLC)	$29,725

Total current aggregate investment		$42,103	line 4

Difference between the greater of $50.0 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$885,950	line 5

Investments in gas-related companies:

None.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A) Current Period Financial Statements:

Allegheny Energy Solutions, Inc. Statement of Operations for the Three and Six Months Ended June 30, 2005

Allegheny Energy Solutions, Inc. Balance Sheet at June 30, 2005

Allegheny Ventures, Inc. Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2005

Allegheny Ventures, Inc. Consolidated Balance Sheet at June 30, 2005

Buchanan Energy of Virginia, LLC Statements of Operations for the Three and Six Months Ended June 30, 2005

Buchanan Energy of Virginia, LLC Balance Sheet at June 30, 2005

Allegheny Energy Supply Development Services, LLC Balance Sheet at June 30, 2005

Allegheny Energy Supply Company, LLC Consolidated Statements of Operations for the Three Months Ended June 30, 2005

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at June 30, 2005

ALLEGHENY ENERGY SOLUTIONS, INC

STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Six Months Ended
(In thousands)	June 30, 2005	June 30, 2005

Operating revenues	$5,837	$9,295

Operating expenses:
Operations and maintenance	5,708	9,048
Depreciation and amortization	43	86
Taxes other than income taxes	13	48
Total operating expenses	5,764	9,182

Operating income	73	113

Other income, net	11	20

Interest expense	56	16

Income before income taxes	28	117

Income tax benefit	(952)	(923)

Net income	$980	$1,040

ALLEGHENY ENERGY SOLUTIONS, INC

BALANCE SHEET

(unaudited)

June 30,
(In thousands)	2005
ASSETS
Current assets:
Cash and cash equivalents	$6,164
Accounts receivable:
Accounts receivable from affiliates, net	12,124
Other	737
Other current assets	4
Total current assets	19,029

Property, plant and equipment:
In service, at original cost	860
Accumulated depreciation	(430)
Total property, plant and equipment	430

Other assets	28

Total assets	$19,487

LIABILITIES AND STOCKHOLDER’S EQUITY

Current liabilities:
Other accounts payable	1,424
Affiliated accounts payable	69
Accrued taxes	(1,196)
Other current liabilities	3,828
Total current liabilities	4,125

Deferred income taxes	(991)

Stockholder’s equity	16,353

Total liabilities and stockholder’s equity	$19,487

ALLEGHENY VENTURES, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Six Months Ended
(In thousands)	June 30, 2005	June 30, 2005

Operating revenues	$8,708	$15,428

Operating expenses:
Operations and maintenance	8,709	15,915
Depreciation and amortization	645	1,241
Taxes other than income taxes	139	408
Total operating expenses	9,493	17,564

Operating loss	(785)	(2,136)

Other income, net	4,132	3,714

Net interest expense (income)	124	(164)

Income before income taxes	3,223	1,742

Income tax benefit	(358)	(1,065)

Net income	$3,581	$2,807

ALLEGHENY VENTURES, INC

CONSOLIDATED BALANCE SHEET

(unaudited)

June 30,
(In thousands)	2005
ASSETS
Current assets:
Cash and cash equivalents	$10,460
Accounts receivable:
Customer	1,297
Other	2,066
Materials and supplies	2,582
Prepaid taxes	104
Other	28
Total current assets	16,537

Property, plant and equipment:
In service, at original cost	43,985
Accumulated depreciation	(9,848)
Subtotal	34,137
Construction work in progress	(186)
Total property, plant and equipment	33,951

Investments and other assets:
Unregulated investments	3,193
Other	383
Total investments and other assets	3,576

Deferred charges	51

Total assets	$54,115

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Other accounts payable	$3,558
Accounts payable to affiliates, net	437
Accrued taxes	(5,170)
Other current liabilities	2,711
Total current liabilities	1,536

Deferred credits:
Income tax credits	(19,142)
Other	1,026
Total deferred credits	(18,116)

Stockholder’s equity	70,695

Total liabilities and stockholder’s equity	$54,115

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Six Months Ended
(In thousands)	June 30, 2005	June 30, 2005

Operating revenues	$--	$--

Operating expenses	--	--

Operating income	--	--

Other expenses, net	(42)	(120)

Loss before income taxes	(42)	(120)
Income tax benefit	(14)	(44)

Net loss	$(28)	$(76)

BUCHANAN ENERGY COMPANY OF VIRGINIA, LLC

BALANCE SHEET

(in thousands)

(unaudited)

June 30,
(In thousands)	2005
ASSETS
Cash	$340

Unregulated investments	25,293

Total assets	$25,633

LIABILITIES AND MEMBER’S EQUITY
Accrued taxes	$(864)

Deferred income taxes	1,705

Member’s equity	24,792

Total liabilities and member’s equity	$25,633

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

BALANCE SHEET

(unaudited)

June 30,
(In thousands)	2005
ASSETS
Accounts receivable from affiliates, net	$67

LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable to affiliates, net	741
Accrued taxes	(660)
Total current liabilities	81

Deferred income taxes	(4,914)

Member’s equity	4,900

Total liabilities and member’s equity	$67

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	Six Months Ended
(In thousands)	June 30, 2005	June 30, 2005

Operating revenues	$328,160	$676,456

Operating expenses:
Fuel consumed in electric generation	130,023	265,029
Purchased power and transmission	20,987	43,509
Operations and maintenance	77,220	138,423
Depreciation and amortization	29,465	58,751
Taxes other than income taxes	14,123	28,605
Total operating expenses	271,818	534,317

Operating income	56,342	142,139

Other income and expenses, net	12,420	13,704

Interest expense	44,793	91,328

Income from continuing operations before
income taxes and minority interest	23,969	64,515

Income tax expense from continuing operations	12,426	19,207

Minority interest in net income of subsidiaries	1,781	3,473

Income from continuing operations	9,762	41,835

Loss from discontinued operations, net of tax	(5,768)	(8,447)

Net Income	$3,994	$33,388

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(unaudited)

June 30,
(In thousands)	2005

ASSETS
Current assets:
Cash and cash equivalents	$64,712
Accounts receivable:
Wholesale and other	34,307
Allowance for uncollectible accounts	(1,757)
Due from affiliates, net	4,685
Materials and supplies	46,225
Fuel	66,294
Deferred income taxes	32,424
Prepaid taxes	10,346
Assets held for sale	2,237
Commodity contracts	9,364
Collateral deposits	97,881
Restricted funds	3,960
Other	3,087
Total current assets	373,765

Property, plant and equipment:
Generation	4,707,122
Transmission	83,030
Other	19,367
Accumulated depreciation	(2,250,311)
Subtotal	2,559,208
Construction work in progress	46,367
Total property, plant and equipment	2,605,575

Investments and other assets:
Assets held for sale	147,294
Goodwill	367,287
Investments in unconsolidated affiliate	25,293
Other	19,098
Total investments and other assets	558,972

Deferred charges:
Commodity contracts	1,817
Other	27,143
Total deferred charges	28,960

Total assets	$3,567,272

ALLEGHENY ENERGY SUPPLY COMPANY, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (continued)

(unaudited)

June 30,
(In thousands)	2005

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$10,438
Accounts payable	87,857
Accrued taxes	21,051
Commodity contracts	47,102
Accrued interest	34,088
Other	10,129
Total current liabilities	210,665

Long-term debt	2,519,891

Deferred credits and other liabilities:
Commodity contracts	46,307
Investment tax credit	55,866
5,641
Other	118,805
Total deferred credits and other liabilities	226,619

Minority interest	47,875

Members’ equity	562,222

Total liabilities and members’ equity	$3,567,272

Signature

Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

Dated: August 29, 2005	By:	/s/ Thomas R. Gardner
Thomas R. Gardner
Vice President, Controller &
Chief Accounting Officer